(404) 815-2227 reypascual@paulhastings.com

October 21, 2010	74133.00029

VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Mr. John Reynolds, Assistant Director

Re:	ExamWorks Group, Inc. Registration Statement on Form S-1 Filed August 13, 2010 File No. 333-168831

Dear Mr. Reynolds:

On behalf of ExamWorks Group, Inc. (the “Company”), we are writing in connection with the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Staff”)on August 13, 2010, for the registration of shares of common stock, par value $0.0001 per share. On the date hereof, the Company has filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”) primarily for the purpose of including the Company’s financial results for the nine months ended September 30, 2010, as well as updating certain other information. As discussed with the Staff, the Company currently expects to request effectiveness of the Registration Statement for 5:00 pm on Wednesday, October 27, 2010, and to commence trading on the New York Stock Exchange on October 28, 2010. We will confirm the Company’s plans and communicate them to the Staff at the appropriate time.

If you require additional information, please contact me at 404-815-2227.

Very truly yours,

/s/ PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Angela Halac Jamie Kessel David Link Erin Wilson